UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALTA MESA RESOURCES, INC.

(Name of Issuer)

Class A Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

82812A202

(CUSIP Number)

Timothy Donnelly

40 West 57th Street, 33rd Floor

New York, New York 10019

(212) 287-6767

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Troy Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

June 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 82812A202	Page 1 of 4 Pages

1.	Names of Reporting Persons: HPS Investment Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 80,014,779
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 80,014,779
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,014,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 31.9%[1]
14.	Type of Reporting Person (See Instructions): IA

[1]	Calculation of percentage based on a total of 170,931,140 shares of Class A Common Stock outstanding based on information reported in Alta Mesa Resources, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2018.

SCHEDULE 13D
CUSIP No. 82812A202	Page 2 of 4 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on March 21, 2018 (the “Schedule 13D”) and relates to the beneficial ownership by the Reporting Person of Class A Common Stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed to disclose the change in beneficial ownership of the shares of Class A Common Stock by the Reporting Person resulting from the SRII Opco LPA which provides a redemption right to each limited partner of SRII Opco (other than the Issuer), which entitles such limited partners to cause SRII Opco to redeem, from time to time on or after the date that is 180 days after the Closing Date (except that the Kingfisher Contributor may cause the redemption of up to 39,000,000 SRII Opco Common Units (plus any “additional common units” as defined in the Kingfisher Contribution Agreement) at any time that is 90 days after the Closing Date), all or a portion of their SRII Opco Common Units for, at SRII Opco’s option, newly-issued shares of the Class A Common Stock on a one-to-one basis or a cash payment equal to the average of the volume-weighted closing price of one share of Class A Common Stock for the five trading days prior to the date the Contributor delivers a notice of redemption for each SRII Opco Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications).

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The aggregate percentage of shares of Class A Common Stock reported beneficially owned by HPS is based upon 170,931,140 shares of Class A Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 21, 2018. As of the close of business on June 11, 2018, the first business day after June 9, 2018, which is 60 days prior to 180 days after the Closing Date, when the Alta Mesa Contributor and the Riverstone Contributor have the redemption or exchange right with respect to all of their respective SRII Opco Common Units, which are redeemable for shares of Class A Common Stock on a one-to-one basis, the Reporting Person beneficially owned the following number of shares of Class A Common Stock, representing the following percentages of the shares of Class A Common Stock outstanding:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
HPS(1)	80,014,779	31.9%

(1)	HPS manages, directly or indirectly, each of the HPS Kingfisher Members and the HPS Alta Mesa Holders (as defined below). Therefore, HPS may be deemed to be the beneficial owner of all shares of the Issuer’s Class A Common Stock beneficially owned by each of the HPS Kingfisher Members and the HPS Alta Mesa Holders. Included in the HPS Alta Mesa Holders’ beneficial ownership, HPS manages, directly or indirectly, the HPS Alta Mesa Holders that indirectly own, through High Mesa, Inc. (“High Mesa”), a certain percentage of ARM-M I, LLC, a member of the Kingfisher Contributor (“ARM-MI”), and HMS Kingfisher HoldCo, LLC, a member of the Kingfisher Contributor (“HMS”); therefore, HPS may be deemed to be the beneficial owner of such proportionate percentage of shares of the Issuer’s Class A Common Stock beneficially owned by High Mesa through High Mesa’s direct ownership of HMS and partial indirect ownership of ARM-MI.

An additional 13,392,857 and 46,478,174 of the shares of Class A Common Stock may become beneficially owned by the Kingfisher Contributor and the Alta Mesa Contributor, respectively, as an Earn-Out Payment as described in Item 4.

Pursuant to the Kingfisher Contribution Agreement, the Kingfisher Contributor has agreed that it will not transfer 16,000,000 SRII Opco Common Units (and a corresponding number of shares of Class C Common Stock), subject to certain adjustments as noted below, received as consideration (the “Reserved Units”) and, subject to the removal of such transfer restriction as described therein, such Reserved Units will be available to satisfy any indemnification obligations of the Kingfisher Contributor as well as purchase price adjustments in connection with the Kingfisher Contribution Agreement. The transfer restriction relating to 8,000,000 Reserved Units will be removed on the first anniversary of the Closing, and the transfer restriction relating to any remaining Reserved Units will be removed 18 months after Closing. The value of the Reserved Units for purposes of satisfying any indemnity claim will be based on the 20-Day VWAP immediately prior to the applicable valuation date.

The members of the Kingfisher Contributor are (i) ARM-MI, (ii) HMS, and (iii) the HPS Kingfisher Members. HPS may be deemed to be the beneficial owner of all shares of the Issuer’s Class A Common Stock beneficially owned by each of the HPS Kingfisher Members. In addition, HPS manages, directly or indirectly, the HPS Alta Mesa Holders that indirectly own, through High Mesa, a certain percentage of ARM-MI and HMS; therefore, HPS may be deemed to be the beneficial owner of such proportionate percentage of shares of the Issuer’s Class A Common Stock beneficially owned by High Mesa through High Mesa’s direct ownership of HMS and partial indirect ownership of ARM-MI.

SCHEDULE 13D
CUSIP No. 82812A202	Page 3 of 4 Pages

(b)	As of the close of business on June 11, 2018, the number of shares of Class A Common Stock as to which HPS has:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
HPS	80,014,779	0	80,014,779	0

(c)	Except as otherwise described herein with respect to the acquisition of beneficial ownership of Class A Common Stock being reported on this Amendment, there have been no reportable transactions with respect to the Class A Common Stock within the last 60 days by the Reporting Person.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

[The remainder of this page is intentionally left blank. The signature page follows.]

SCHEDULE 13D
CUSIP No. 82812A202	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Don Dimitrievich
Name:	Don Dimitrievich
Title:	Managing Director